

News Release – May 19, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: May 19, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On May 18, 2006 Jan A Vestrum, President and CEO of Crew acquired 200,000 common shares at an average price of NOK 13.00.

Mr Vestrum's total exposure is 11,499,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO